Pillsbury Winthrop Shaw Pittman LLP
2475 Hanover Street
Palo Alto, CA 94304

November 29, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attn: Mrs. Maureen Bauer

Staff Accountant

Division of Corporate Finance

Office of Emerging Growth Companies

450 Fifth Street, N.W.

Washington, D.C, 20549

Dear Ms. Bauer:

This letter is to follow-up on our conversation of earlier this month concerning our client, ALCiS Health, Inc. (“ALCiS”)

For the reasons we discussed, which would require us to submit this letter for confidential treatment if the reasons were contained in this letter, ALCiS is not prepared to amend the manner in which ALCiS has historically accounted for prepaid royalties, and in fact ALCiS is continuing to account for them in the same manner in its second quarter Form 10-QSB.

During the next couple of months, we anticipate certain matters to resolve themselves so that ALCiS is able to present these reasons to the SEC and seek acquiescence in its accounting treatment of prepaid royalties or else ALCiS will alter its accounting treatment of prepaid royalties.

Very Truly Yours,

Pillsbury Winthrop Shaw Pittman LLP

/s/ Stephen M. Wurzburg
Stephen M. Wurzburg